EXHIBIT 99.1

October 29, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Commissioners:

We have read the statements made by Dunxin Financial Holdings Limited (copy attached), which we understand will be furnished to the Securities and Exchange Commission, as part of the Form 6-K of Dunxin Financial Holdings Limited dated October 29, 2020. We agree with the statements concerning our Firm in such Form 6-K.

Very truly yours,

/s/ Pan-China Singapore PAC